FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653 - 6

03003689

Cali, January 29, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

03 FEB -6 AM 7:21

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the letter dated July 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 23.969 shares as a donation given to the Fundación para el Fomento de la Salud y Educación – Fundesa.

2. Spanish and English version of the letter dated July 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 22.774 shares as a donation given to the Fundación para el Fomento de la Salud y Educación – Fundesa.

3. Spanish and English version of the letter dated July 16, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 109 shares of the Corporation in favor of the Fernando Duque Zuluaga.

4. Spanish and English version of the remissory letter dated July 19, 2002, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non - voting preferred stockholders and common stockholders, as well as general economic information

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653 - 6

about equity and other items, and general economic information about shares and shareholders.

5. Spanish and English version of the remissory letter dated July 29, 2002, addressed to the **Superintendencia de Valores** to inform them about the assigment under donation title of 1.748 shares of the Corporación in favor of Fundación para el Fomento de la Salud y Educación - Fundesa.

6. Spanish and English version of the remissory letter dated August 02, 2002, addressed to the **Superintendencia de Valores** to inform them about the assigment under donation title of 23.308 shares of the Corporación in favor of Fundación Universidad de la Sabana.

7. Spanish and English version of the letter dated August 02, 2002, addressed to the **Superintendencia de Valores**, the transfer for restitution to the Fideicomisario of 492 shares of the Corporation in favor of the Sociedad Financiación y Empresa S.A. En Liquidación.

8. Spanish and English version of the letter dated August 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 492 shares of the Corporation in favor of the Fundación para la Educación y el Desarrollo Social - Fundasocial.

9. Spanish and English version of the letter dated August 30, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 127.298 shares of the Corporation in favor of the Banco de Bogota.

10. Spanish and English version of the letter dated September 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 215.948 shares of the Corporation in favor of the Corporación Universitaria Tecnológica de Bolivar.

11. Spanish and English version of the letter dated September 10, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 43.695 shares of the Corporation in favor of the Universidad Autónoma de Manizales.

12. Spanish and English version of the remissory letter dated October 29, 2002, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non - voting

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

13. Spanish and English version of the letter dated October 30, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 6.678 shares of the Corporation in favor of Inversiones Rezic y Cía. S. en C.

14. Spanish and English version of the letter dated September 13, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 590 shares of the Corporation in favor of Eugenio José López Marmolejo.

15. Spanish and English version of the letter dated December 13, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 37 shares of the Corporation in favor of Eugenio José López Marmolejo.

16. Spanish and English version of the remissory letter dated December 26, 2002, addressed to the **Superintendencia de Valores**, to inform them about the split for 901.787 shares of the Corporation in favor of Inversiones Nacionales S.A.

17. Spanish and English version of the remissory letter dated December 27, 2002, addressed to the **Superintendencia de Valores**, to inform them about the restitution of 1.567.887 shares of the Corporation in favor of Azucarera del Valle Ltda.

18. Spanish and English version of the remissory letter dated December 27, 2002, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporación Financiera del Valle S.A., for 1.250.000 common shares in favor of Banco Andino Colombia S.A. on Liquidation.

19. Spanish and English version of the remissory letter dated December 30, 2002, addressed to the **Superintendencia de Valores**, to inform them about the restitution of 1.158.213 shares of the Corporation in favor of Inversiones Industriales, Comerciales y Financieras S.A.

20. Judgement from the Cali Superior court on the proceeding against Textiles El Cedro S.A. "Winding Up", Corporación Financiera del Valle S.A., and Almacenes Exito S.A.

21. ADR's and GDR's Depositary change.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla
Internet: www.corfivalle.com.co
E-mail: cfv@corfivalle.com.co

FILE No. 823437

03 FEB -6 AM 7:21

Cali, January 29, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the letter dated July 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 23.969 shares as a donation given to the Fundación para el Fomento de la Salud y Educación – Fundesa.

2. Spanish and English version of the letter dated July 12, 2002, addressed to the **Superintendencia de Valores**, the transfer of 22.774 shares as a donation given to the Fundación para el Fomento de la Salud y Educación – Fundesa.

3. Spanish and English version of the letter dated July 16, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 109 shares of the Corporation in favor of the Fernando Duque Zuluaga.

4. Spanish and English version of the remissory letter dated July 19, 2002, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non - voting preferred stockholders and common stockholders, as well as general economic information

about equity and other items, and general economic information about shares and shareholders.

5. Spanish and English version of the remissory letter dated July 29, 2002, addressed to the **Superintendencia de Valores** to inform them about the assigment under donation title of 1.748 shares of the Corporación in favor of Fundación para el Fomento de la Salud y Educación - Fundesa.

6. Spanish and English version of the remissory letter dated August 02, 2002, addressed to the **Superintendencia de Valores** to inform them about the assigment under donation title of 23.308 shares of the Corporación in favor of Fundación Universidad de la Sabana.

7. Spanish and English version of the letter dated August 02, 2002, addressed to the **Superintendencia de Valores**, the transfer for restitution to the Fideicomisario of 492 shares of the Corporation in favor of the Sociedad Financiación y Empresa S.A. En Liquidación.

8. Spanish and English version of the letter dated August 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 492 shares of the Corporation in favor of the Fundación para la Educación y el Desarrollo Social - Fundasocial.

9. Spanish and English version of the letter dated August 30, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 127.298 shares of the Corporation in favor of the Banco de Bogota.

10. Spanish and English version of the letter dated September 02, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 215.948 shares of the Corporation in favor of the Corporación Universitaria Tecnológica de Bolivar.

11. Spanish and English version of the letter dated September 10, 2002, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 43.695 shares of the Corporation in favor of the Universidad Autónoma de Manizales.

12. Spanish and English version of the remissory letter dated October 29, 2002, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non - voting

preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

13. Spanish and English version of the letter dated October 30, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 6.678 shares of the Corporation in favor of Inversiones Rezic y Cía. S. en C.

14. Spanish and English version of the letter dated September 13, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 590 shares of the Corporation in favor of Eugenio José López Marmolejo.

15. Spanish and English version of the letter dated December 13, 2002, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 37 shares of the Corporation in favor of Eugenio José López Marmolejo.

16. Spanish and English version of the remissory letter dated December 26, 2002, addressed to the **Superintendencia de Valores**, to inform them about the split for 901.787 shares of the Corporation in favor of Inversiones Nacionales S.A.

17. Spanish and English version of the remissory letter dated December 27, 2002, addressed to the **Superintendencia de Valores**, to inform them about the restitution of 1.567.887 shares of the Corporation in favor of Azucarera del Valle Ltda.

18. Spanish and English version of the remissory letter dated December 27, 2002, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporación Financiera del Valle S.A., for 1.250.000 common shares in favor of Banco Andino Colombia S.A. on Liquidation.

19. Spanish and English version of the remissory letter dated December 30, 2002, addressed to the **Superintendencia de Valores**, to inform them about the restitution of 1.158.213 shares of the Corporation in favor of Inversiones Industriales, Comerciales y Financieras S.A.

20. Judgement from the Cali Superior court on the proceeding against Textiles El Cedro S.A. "Winding Up", Corporación Financiera del Valle S.A., and Almacenes Exito S.A.

21. ADR's and GDR's Depositary change.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

FILE No. 823437

03 FEB -6 AM 7:21

Cali, July 12, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer of 23.969 shares as a donation given to the Fundación para el Fomento de la Salud y Educación - Fundesa.

The previous shares belonged to the Conware S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.266 from Notary's Office First of Bogotá, Statutory Auditor´s certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá and the extract of Minute of the Board of Directors of Comware S.A..

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20027-2517
Fecha : 16/07/2002 04:34:53 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 102083

Cali, 12 de julio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 23.969 acciones de la Corporación, a favor de la Fundación para el Fomento de la Salud y Educación - Fundesa.

Las acciones eran de propiedad de la sociedad Comware S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.266 de la notaria primera de Bogotá, certificado del revisor fiscal, certificados de existencia y representación legal expedidos por la Cámara de Comercio de Bogotá y el extracto de acta de la junta directiva de Comware S.A.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

DEVOLVER ESTA
COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 23.969 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 142.177.397,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Comware S.A.	860.045.379-1	23.969	0,04	0	0,00	Fundación para el Fomento de la Salud y Educación - Fundesa	830.059.079-7	108.226	0,19	132.195	0,23

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación del accionista
- escritura pública de donación
- certificado del revisor fiscal
- extracto de junta directiva
- certificados de la cámara de comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

FILE No. 823437

Cali, July 12, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer of 22.774 shares as a donation given to the Fundación para el Fomento de la Salud y Educación - Fundesa.

The previous shares belonged to the Colservice S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 2.265 from Notary's Office First of Bogotá, Statutory Auditor´s certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá and the extract of Minute of the Board of Directors of Colservice S.A..

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20027-2516
Fecha : 16/07/2002 04:33:19 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 102082

Cali, 12 de julio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 22.774 acciones de la Corporación, a favor de la Fundación para el Fomento de la Salud y Educación - Fundesa.

Las acciones eran de propiedad de la sociedad Colservice S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2.265 de la notaria primera de Bogotá, certificado del revisor fiscal, certificados de existencia y representación legal expedidos por la Cámara de Comercio de Bogotá y el extracto de acta de la junta directiva de Colservice S.A.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 22.774 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 135.088.991,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Colservice S.A.	830.038.262-9	22.774	0,04	0	0,00	Fundación para el Fomento de la Salud y Educación - Fundesa	830.059.079-7	85.452	0,15	108.226	0,19

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- escritura pública de donación
- certificado del revisor fiscal
- extracto de junta directiva
- certificados de la cámara de comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 FEB -6 AM 7:21

Cali, July 16, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia:	002-011	- Corporación Financiera del Valle S.A.
	330	- Correspondencia Informativa
	01	- Solicitud/Presentación Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer from a bargain for 109 shares of the Corporation in favor of the Fernando Duque Zuluaga.

The previous shares belonged to the Octavio Tovar Molano.

The above registration was made pursuant to advise document of bargain and the title.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20027-2900
Fecha : 23/07/2002 03:38:15 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 102468

Cali, 16 de julio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa por 109 acciones de la Corporación, a favor del señor Fernando Duque Zuluaga.

Las acciones eran de propiedad del señor Octavio Tovar Molano.

El anterior registro se realizó teniendo en cuenta el documento de compraventa y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
S U P E R I N T E N D E N C I A D E V A L O R E S

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 109 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.350,oo)

MONTO TOTAL TRASPASO:($ 147.150,oo)

ENAJENANTE(S)						ADQUIRIENTE(S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Octavio Tovar Molano	2.444.181	109	0,00	0	0,00	Fernando Duque Zuluaga	94.501.802	0	0,00	109	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: CompraVenta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): documento de compraventa
titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: BOLSA: FECHA:

FILE No. 823437

03 FEB -6 AM 7:21

Cali, July 19, 2002

Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference: 002-011 – Corporación Financiera del Valle S.A.
030 – Informes trimestrales - emisores
05 – Requerimientos
With annexes

In compliance with Resolution 1447 of 1994 of the Superintendencia de Valores. I am attaching Forms F-220-511, F-220-515 y F-220-516, duly completed, as of June 30, 2002.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20027-2899
Fecha : 23/07/2002 03:36:58 p.m.
Trámite : 30 INFORMES TRIMESTRALI
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 220 Anexos : 3 C1 102467

Cali, julio 19 de 2002

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a junio 30 de 2002 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA COPIA FIRMADA

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE * IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. JUNIO 30/2002 F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A JUNIO 30 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	6.101.652	9,24
2	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	5.963.476	9,03
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	4.880.142	7,39
4	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	4.727.523	7,16
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	3.203.688	4,85
6	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	4,51
7	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,99
8	CEMENTOS DEL VALLE S.A.	890.300.437-1	NIT	COLOMBIANA	1.828.601	2,77
9	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	NIT	COLOMBIANA	1.811.539	2,74
10	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,68
11	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	1.581.853	2,40
12	FIDUCIA MERC. IRREV. DE ADMON, GAR. Y PAGOS AZUC. DEL VALLE	800.167.598-1	NIT	COLOMBIANA	1.567.887	2,37
13	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890.200.499-9	NIT	COLOMBIANA	1.193.329	1,81
14	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,80
15	FIDUCIARIA DE OCCIDENTE S.A. FIDEIC. DE GAR. No.4-1136 FIDEIC. BEAL	830.054.076-2	NIT	COLOMBIANA	1.158.213	1,75
16	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	1.000.000	1,51
17	INGENIO RIOPAILA S.A.	890.302.567-1	NIT	COLOMBIANA	901.787	1,37
[illegible]	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,34
[illegible]	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	871.015	1,32
20	CITIBANK-COLOMBIA	860.051.135-4	NIT	EXTRANJERA	807.647	1,22
	Total primeros veinte accionistas				46.383.866	70.25
	Otros accionistas con menor participación				10.341.487	15,66
	Total acciones ordinarias				56.725.353	85,92

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A JUNIO 30 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,26
5	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	147.712	0,22
6	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,21
7	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,17
8	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	67.814	0,10
	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,10
[illegible]	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	62.100	0,09
11	CORPORACION UNIVERSITARIA TECNOLOGICA DE BOLIVAR	890.401.962-0	NIT	COLOMBIANA	46.700	0,07
12	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,06
13	DIOCESIS DE PALMIRA	891.380.050-0	NIT	COLOMBIANA	40.103	0,06
14	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,05
15	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,05
16	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,05
17	ELVINGER COMERCIAL LIMITADA	830.017.486-1	NIT	COLOMBIANA	29.200	0,04
18	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,04
19	ROMERO DE BAQUERO MARIA NINY	20.298.386	C.C.	COLOMBIANA	27.836	0,04
20	INVERSIONES R. MADRID Y CIA. S EN C.	890.924.559-1	NIT	COLOMBIANA	27.640	0,04
	Total primeros veinte accionistas				8.131.482	12,32
	Otros accionistas con menor participación				1.167.512	1,77
	Total acciones preferenciales				9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	211		56.725.353		199		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		501		9.298.994		501		9.298.994
	999	NUMERO TOTAL	*	712	*	66.024.347	**	700	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		75,47%		5,42%		77,73%		5,54%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		24,53%		94,58%		22,27%		94,46%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3,35%	1	9,39%	1	6,03%	1	15,22%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,65%		90,61%		93,97%		84,78%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,86%		4,19%		0,73%		3,51%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		23,67%		90,39%		21,54%		90,95%
	999	TOTAL		24,53%		94,58%		22,27%		94,46%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,85%		48,27%		98,84%		47,96%
	010	3.01 % - 10.00 %		1,15%		51,73%		1,16%		52,04%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

JUNIO 30/2002

F - 220 - 515

(*) 15 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(**) 13 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista

INVERSIONISTAS EXTRANJEROS A JUNIO 30 DE 2002

	1	THE INDUSTRIAL BANK OF JAPAN LTD.	1.970.888		
	2	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	3	CITIBANK COLOMBIA	807.647		
(*)	4	BANCO SANTANDER COLOMBIA S.A.	729.076		
(*)	5	BBV BANCO GANADERO S.A.	437.684		
	6	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	7	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			4.880.398	51.981.554	9,39%

			IFC		CAF			
total accionistas	211	-	1	-	1	=	209	
total acc. extranjeros							7	3,35%
total acc. nacionales							202	96,65%
								100,00%

TOTAL ACCIONES	56.725.353
ACC. IFC -	2.976.235
ACC. CAF -	1.767.564
	51.981.554

(*) mas del 60% de su capital es extranjero

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.584,11	$ 6.219,00
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.270,47	$ 4.564,96
	020	UTILIDAD O PERDIDA POR ACCION	$75,88	$37,81
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	396	393
	010	% EMPLEADOS PERMANENTES	94,95%	96,69%
	015	% EMPLEADOS TEMPORALES	5,05%	3,31%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 202.037.543,00	$ 277.733.809,99
06	005	% UTILIZACION CAPACIDAD INSTALADA		0
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR	$ 1.671.416.860,00	$ 1.348.984.800,00

JUNIO 30/2002 F - 220 - 516

NOTA: el valor intrínseco y la utilidad o perdida por acción, estan sujetos a la aprobación del balance por parte de la Superintendencia Bancaria.

FILE No. 823437

Cali, July 29, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud/Presentación
		Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the donation made by 1.748 shares of the Corporation in favor of Fundación para el Fomento de la Salud y Educación - Fundesa.

The previous shares belonged to the Solandina S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of contract of donation, Statutory Auditor´s certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20027-3528
Fecha : 31/07/2002 03:25:08 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 103071

Cali, 29 de julio de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 1.748 acciones de la Corporación, a favor de la Fundación para el Fomento de la Salud y Educación - Fundesa.

Las acciones eran de propiedad de la sociedad Solandina S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de donación, certificado del revisor fiscal, certificados de existencia y representación legal expedidos por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.748 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 10.368.647,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Solandina S.A.	800.214.473-1	1.748	0,00	0	0,00	Fundación para el Fomento de la Salud y Educación - Fundesa	830.059.079-7	132.195	0,23	133.943	0,24

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación del accionista
- contrato de donación
- certificado del revisor fiscal
- certificados de la cámara de comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR [illegible]

[illegible]

FILE No. 82-3437

Cali, August 02, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the donation made by 23.308 shares of the Corporation in favor of Fundación Universidad de la Sabana.

The previous shares belonged to the Fiberglass Colombia S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of the public document, Statutory Auditor´s certificate, ICFES certificate, and certificate existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20028-420
Fecha : 06/08/2002 04:26:07 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 103516

Cali, 02 de agosto de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 23.308 acciones de la Corporación, a favor de la Fundación Universidad de la Sabana.

Las acciones eran de propiedad de la sociedad Fiberglass Colombia S.A.

El anterior registro se realizó teniendo en cuenta la comunicación del accionista, copia de la escritura pública de donación, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

DOCUMENTO ESTÁ FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 23.308 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.931,72)

MONTO TOTAL TRASPASO:($ 138.256.530,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fiberglass Colombia S.A.	860.009.008-1	23.308	0,04	0	0,00	Fundación Universidad de la Sabana	860.075.558-1	252.000	0,44	275.308	0,49

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia de la escritura pública de donación
- certificado del revisor fiscal
- certificado del icfes
- certificado de la cámara de comercio de Bogotá

IRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE [illegible]

FILE No. 823437

Cali, August 02, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer for restitution to the Fideicomisario of 492 shares of the Corporation in favor of the Sociedad Financiacion y Empresa S.A. En Liquidacion.

The above registration was made pursuant to advise letter expressing the shareholder's, Statutory Auditor´s certificate and certificate of existence and representation legal issued by the Chamber of Commerce of Cali.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20028-421
Fecha 06/08/2002 04:27:00 p.m.
Trámite : 202
Actividad : 1
Dependencia: 210
SOLICITUD / PRESENTACION
Anexos : 1 C1 103516

Cali, 02 de agosto de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo con motivo de la liquidación del fideicomiso FMGA-032, hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso por restitución al fideicomitente por 492 acciones de la Corporación, a favor de la sociedad Financiación y Empresa S.A. En Liquidación.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, certificado del revisor fiscal y certificados de existencia y representación legal expedidos por la cámara de comercio de Cali.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

[illegible]

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 492 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 4.876,16)

MONTO TOTAL TRASPASO:($ 2.399.070,72)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Fideicomiso FMGA-032	800.256.721-3	492	0,00	0	0,00	Financiación y Empresa S.A.	800.153.965-0	0	0,00	492	0,00
						En Liquidación					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación Fideicomiso

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- certificado del revisor fiscal
- titulos
- certificados de la cámara de comercio de cali

IRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

[illegible]

FILE No. 823437

03 FEB -6 AM 7:21

Cali, August 02, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the donation made by 492 shares of the Corporation in favor of Fundación para la Educación y el Desarrollo Social - Fundasocial.

The previous shares belonged to the Financiación y Empresa S.A. En Liquidación.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, the acceptance letter, statutory Auditor's certificate, the titles and certificates existence and representation legal issued by the Chamber of Commerce of Cali.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No. Radicación : 20028-422
Fecha : 06/08/2002 04:27:32 p.m.
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 103517

Cali, 02 de agosto de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 492 acciones de la Corporación, a favor de la Fundación para la Educación y el Desarrollo Social - Fundasocial.

Las acciones eran de propiedad de la sociedad Financiación y Empresa S.A. En Liquidación.

El anterior registro se realizó teniendo en cuenta la carta de donación del accionista, carta de aceptación, certificado del revisor fiscal, el título y certificados de existencia y representación legal expedidos por la Cámara de Comercio de Cali.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 492 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 4.876,16)

MONTO TOTAL TRASPASO:($ 2.399.070,72)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Financiación y Empresa S.A. En Liquidación	800.153.965-0	492	0,00	0	0,00	Fundación para la Educación y el Desarrollo Social	800.142.875-9	0	0,00	492	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- carta de aceptación
- certificado del revisor fiscal
- titulo
- certificados de la cámara de comercio de cali

IRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, August 30, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer from a bargain for 127.298 shares of the Corporation in favor of the Banco de Bogota.

The previous shares belonged to the Corporación Financiera Colombiana S.A.

The above registration was made pursuant to advise letter expressing the shareholder's, the acceptance letter of the Superintendencia de Valores adn the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20029-2252
Fecha : 02/09/2002 04:02:58 p.m.
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1 105007

Cali, 30 de agosto de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa entre un mismo beneficiario real por 127.298 acciones de la Corporación, a favor del Banco de Bogotá.

Las acciones eran de propiedad de la Corporación Financiera Colombiana S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, carta de autorización de la Superintendencia de Valores y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 127.298 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.22% Ordinarias 0.19% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.584.11)

MONTO TOTAL TRASPASO:($ 710.846.034.78)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Banco de Bogotá	860.002.964-4	5.963.476	10.51	6.090.774	10.74	Corporación Financiera Colombiana S.A.	860.005.247-5	127.298	0.22	0	0.00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa entre un mismo beneficiario real

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
carta de autorizacion emitida por la Superintendencia de Valores
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) **BOLSA** **FECHA**

VALOR PATRIMONIAL CON VALOR ($) **FECHA**

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, September 02, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the donation made by 215.948 shares of the Corporation in favor of Corporacion Universitaria Tecnológica de Bolivar.

The previous shares belonged to the Sociedad Surtidora de Gas del Caribe S.A. E.S.P.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed, Statutory Auditor´s certificate, Accountant certificate, extract of Minute of the Board of Directors of Surtigas S.A. E.S.P., ICFES certificate and Certificate of existence and representation issued by the Chamber of Commerce of Cartagena.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20029-2525
Fecha : 04/09/2002 03:56:40 p.m.
Trámite : 202 REPORTE DE ENAJENAC
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 105135

Cali, 02 de septiembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 215.948 acciones de la Corporación, a favor de la Corporación Universitaria Tecnológica de Bolívar.

Las acciones eran de propiedad de la sociedad Surtidora de Gas del Caribe S.A. E. S. P.

El anterior registro se realizó teniendo en cuenta la comunicación del accionista, copia de la escritura pública de donación, certificado del revisor fiscal, certificado del contador, extracto de acta de la junta directiva de Surtigas S.A. E.S.P., certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio Cartagena.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 215.948 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.38% Ordinarias 0.33% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.512.oo)

MONTO TOTAL TRASPASO:($ 326.513.376.oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Surtidora de Gas del Caribe S.A. E.S.P.	890.400.869-9	215.948	0,38	0	0,00	Corporación Universitaria Tecnológica de Bolivar	890.401.962-0	0	0,00	215.948	0,38

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia de la escritura pública de donación
- certificado del revisor fiscal
- certificado del Icfes
- extracto de acta No. 156 de la junta directiva de Surtigas S.A. E.S.P.
- certificado de la cámara de comercio de Cartagena

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, September 10, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia:	002-011	- Corporación Financiera del Valle S.A.
	330	- Correspondencia Informativa
	01	- Solicitud/Presentación
		Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the donation made by 43.695 shares of the Corporation in favor of Corporacion Universitaria Autonoma de Manizales.

The previous shares belonged to the Sociedad Lamyfles S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed, Statutory Auditor´s certificate, ICFES certificate and Certificate of existence and representation issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20029-3060
Fecha : 11/09/2002 03:49:40 p.m.
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1105599

Cali, 10 de septiembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación por 43.695 acciones de la Corporación, a favor de la Universidad Autónoma de Manizales.

Las acciones eran de propiedad de la sociedad Lamyfles S.A.

El anterior registro se realizó teniendo en cuenta la comunicación del accionista, copia de la escritura pública de donación, certificado del revisor fiscal, certificado del Icfes y certificado de existencia y representación legal expedido por la Cámara de Comercio Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 43.695 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.47% Preferenciales 0.06% Circulacior

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.721.56)

MONTO TOTAL TRASPASO:($ 250.003.564.oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Lamyfles S.A.	860.402.971-2	43.695	0.47	0	0.00	Universidad Autónoma de Manizales	890.805.051-0	0	0.00	43.695	0.47

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación.

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicacion del accionista
- copia de la escritura publica de donacion
- certificado del revisor fiscal
- certificado del Icfes
- certificado de la camara de comercio de Bogota

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, October 29, 2002

Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informes trimestrales - emisores
05 – Requerimientos
With annexes

In compliance with Resolution 1447 of 1994 of the Superintendencia de Valores. I am attaching Forms F-220-511, F-220-515 y F-220-516, duly completed, as of September 30, 2002.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Cali, octubre 29 de 2002

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a septiembre 30 de 2002 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE * IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso.

SEPTIEMBRE 30/2002

F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A SEPTIEMBRE 30 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	6.101.652	9,24
2	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	6.090.774	9,23
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	4.880.142	7,39
4	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	4.727.523	7,16
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	3.203.688	4,85
6	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	4,51
7	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,99
8	CEMENTOS DEL VALLE S.A.	890.300.437-1	NIT	COLOMBIANA	1.828.601	2,77
9	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	NIT	COLOMBIANA	1.811.539	2,74
10	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,68
11	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	1.581.853	2,40
12	FIDUCIA MERC. IRREV. DE ADMON, GAR. Y PAGOS AZUC. DEL VALLE	800.167.598-1	NIT	COLOMBIANA	1.567.887	2,37
13	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890.200.499-9	NIT	COLOMBIANA	1.193.329	1,81
14	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,80
15	FIDUCIARIA DE OCCIDENTE S.A. FIDEIC. DE GAR. No.4-1136 FIDEIC. BEAL	830.054.076-2	NIT	COLOMBIANA	1.158.213	1,75
16	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	1.000.000	1,51
17	INGENIO RIOPAILA S.A.	890.302.567-1	NIT	COLOMBIANA	901.787	1,37
[illegible]	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,34
	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	871.015	1,32
20	CITIBANK-COLOMBIA	860.051.135-4	NIT	EXTRANJERA	807.647	1,22
	Total primeros veinte accionistas				46.511.164	70,45
	Otros accionistas con menor participación				10.214.189	15,47
	Total acciones ordinarias				56.725.353	85,92

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A SEPTIEMBRE 30 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,26
5	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	147.712	0,22
6	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,21
7	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,17
8	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	67.814	0,10
[illegible]	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,10
[illegible]	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	62.100	0,09
11	UNIVERSIDAD AUTONOMA DE MANIZALES	890.805.051-0	NIT	COLOMBIANA	43.695	0,07
12	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,06
13	DIOCESIS DE PALMIRA	891.380.050-0	NIT	COLOMBIANA	40.103	0,06
14	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,05
15	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,05
16	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009.863-2	NIT	COLOMBIANA	32.816	0,05
17	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,05
18	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,04
19	ROMERO DE BAQUERO MARIA NINY	20.298.386	C.C.	COLOMBIANA	27.836	0,04
20	INVERSIONES R. MADRID Y CIA. S EN C.	890.924.559-1	NIT	COLOMBIANA	27.640	0,04
	Total primeros veinte accionistas				8.132.093	12,32
	Otros accionistas con menor participación				1.166.901	1,77
	Total acciones preferenciales				9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	208		56.725.353		198		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		503		9.298.994		500		9.298.994
	999	NUMERO TOTAL	*	711	*	66.024.347	**	698	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		76,12%		5,37%		77,66%		5,59%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		23,88%		94,63%		22,34%		94,41%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3,40%	1	9,39%	1	5,56%	1	15,21%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,60%		90,61%		94,44%		84,79%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,87%		4,19%		0,73%		3,51%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		23,01%		90,44%		21,61%		90,90%
	999	TOTAL		23,88%		94,63%		22,34%		94,41%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,84%		48,08%		98,83%		47,96%
	010	3.01 % - 10.00 %		1,16%		51,92%		1,17%		52,04%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 18 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

SEPTIEMBRE 30/2002

F - 220 - 515

(**) 13 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista

INVERSIONISTAS EXTRANJEROS A SEPTIEMBRE 30 DE 2002

	1	THE INDUSTRIAL BANK OF JAPAN LTD.	1.970.888		
	2	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	3	CITIBANK COLOMBIA	807.647		
(*)	4	BANCO SANTANDER COLOMBIA S.A.	729.076		
(*)	5	BBV BANCO GANADERO S.A.	437.684		
	6	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	7	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			4.880.398	51.981.554	9,39%

			IFC		CAF			
total accionistas	208	-	1	-	1	=	206	
total acc. extranjeros							7	3,40%
total acc. nacionales							199	96,60%
								100,00%

TOTAL ACCIONES	56.725.353
ACC. IFC -	2.976.235
ACC. CAF -	1.767.564
	51.981.554

(*) mas del 60% de su capital es extranjero

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 6.345,46	$ 6.335,34
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.299,37	$ 4.644,46
	020	UTILIDAD O PERDIDA POR ACCION	$104,78	$117,32
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	396	387
	010	% EMPLEADOS PERMANENTES	94,95%	95,87%
	015	% EMPLEADOS TEMPORALES	5,05%	4,13%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 817.879.929,00	$ 235.506.740,02
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR	$ 1.891.377.000,00	$ 1.348.984.800,00

SEPTIEMBRE 30/2002 F - 220 - 516

NOTA: el valor intrinseco y la utilidad o perdida por acción, estan sujetos a la aprobación del balance por parte de la Superintendencia Bancaria.

FILE No. 823437

03 FEB -6 AM 7:21

Cali, October 30, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer from a bargain for 6.678 shares of the Corporation in favor of the Inversiones Rezic y Cía. S. en C.

The previous shares belonged to the Hernando Caicedo Toro.

The above registration was made pursuant to advise letter expressing the shareholder's, the titles and Certificate of Chamber of Commerce of Cali.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Harold Abadia Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 200211-1821
Fecha : 01/11/2002 03.04:00 p.m.
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 C1100871

Cali, 30 de octubre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa entre un mismo beneficiario real por 6.678 acciones de la Corporación, a favor de Inversiones Rezic y Cía. S. en C.

Las acciones eran de propiedad del señor Hernando Caicedo Toro.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, los títulos y certificado de la Cámara de Comercio de Cali.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadia Campo
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 6.678 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.350.oo)

MONTO TOTAL TRASPASO:($ 9.015.300.oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Hernando Caicedo Toro	14.438.606	6.678	0,01	0	0,00	Inversiones Rezic y Cía. S. en C.	830.018.136-3	0	0,00	6.678	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa entre un mismo beneficiario real

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
titulos
certificado de la Cámara de Comercio de Cali

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

Cali, December 13, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in our Non Voting Preferred Dividend Stockholders' book of Corporación Financiera del Valle S.A., the transfer from a bargain for 590 shares of the Corporation in favor of Mr. Eugenio José López Marmolejo.

The previous shares belonged to the Ofelia Marmolejo Romero.

The above registration was made pursuant to advise letter expressing the shareholder's and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 200212-4070
Fecha : 17/12/2002 15:49
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 mm 110979

Cali, 13 de diciembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa por 590 acciones de la Corporación, a favor del señor Eugenio José López Marmolejo.

Las acciones eran de propiedad de la señora Ofelia Marmolejo Romero.

El anterior registro se realizó teniendo en cuenta la comunicación del accionista y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 590 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Preferenciales 0.00% Circulació

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500.oo)

MONTO TOTAL TRASPASO:($ 885.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspas	
		#	%	#	%			#	%	#	%
Ofelia Marmolejo Romero	29.860.657	590	0.01	0	0.00	Eugenio José López Marmolejo	16.609.659	209	0.00	799	0.01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, December 13, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	01	-	Solicitud/Presentación
			Con anexos

Hereby I am advising that we have registered in our Non Voting Preferred Dividend Stockholders' book of Corporación Financiera del Valle S.A., the transfer from a bargain for 37 shares of the Corporation in favor of Mr. Eugenio José López Marmolejo.

The previous shares belonged to the Fanny Marmolejo de Millan.

The above registration was made pursuant to advise letter expressing the shareholder's and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 200212-4069
Fecha : 17/12/2002 15:47
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 mm 110978

Cali, 13 de diciembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa por 37 acciones de la Corporación, a favor del señor Eugenio José López Marmolejo.

Las acciones eran de propiedad de la señora Fanny Marmolejo de Millán.

El anterior registro se realizó teniendo en cuenta la comunicación del accionista y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 37 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Preferenciales 0.00% Circulacion

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 55.500,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fanny Marmolejo de Millan	29.860.886	425	0,00	388	0,00	Eugenio José Lopez Marmolejo	16.609.659	172	0,00	209	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicacion del accionista

titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 82-3437

03 FEB -6 AM 7:21

Cali, December 26, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud/Presentación
		Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., to inform them about the split for 901.787 shares of the Corporation in favor of Inversiones Nacionales S.A.

The previous shares belonged to the Ingenio Riopaila S.A.

The above registration was made pursuant to advise letter expressing the shareholder's, certificate issued by the Chamber of Commerce of Palmira, copy of public deed and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa-Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 200212-4557
Fecha : 30/12/2002 14:41
Trámite : 202
Actividad : 1
Dependencia : 210
SOLICITUD / PRESENTACION
Anexos : 1 rc 111521

Cali, 26 de diciembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión Escisión por 901.787 acciones de la Corporación, a favor de Inversiones Nacionales S.A.

Las acciones eran de propiedad del Ingenio Riopaila S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, certificado de la Cámara de Comercio de Palmira, copia de la escritura publica y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 901.787 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 1.59% Ordinarias 1.37% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 9.569,17)

MONTO TOTAL TRASPASO:($ 8.629.353.106,79)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Ingenio Riopaila S.A.	890.302.567-1	901.787	1,59	0	0,00	Inversiones Nacionales S.A.	815.001.755-3	802.229	1,41	1.704.016	3,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Escisión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia de la escritura publica de donacion
- certificado de la camara de comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, December 27, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the restitution of 1.567.887 shares of the Corporation in favor of Azucarera del Valle Ltda.

The previous shares belonged to the Fiducia Mercantil Irrevocable de Administración, Garantía y Pagos Azucarera del Valle.

The above registration was made pursuant to advise letter expressing the shareholder's, the acceptance letter of Superintendencia de Valores, certificate of existence and representation issued by the Chamber of Commerce of Bogotá and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No. Radicación : 200212-4556
Fecha : 30/12/2002 14:41
Trámite : 202
Actividad : 1
Dependencia : 210
SOLICITUD / PRESENTACION
Anexos : 1 rc 111520

Cali, 27 de diciembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la restitución de 1.567.887 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la Fiducia Mercantil Irrevocable de Administración, Garantía y Pagos Azucarera del Valle.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, resolución de autorización emitida por la Superintendencia de Valores, certificado de existencia y representación legal expedido por la cámara de comercio de Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.567.887 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 2.76% Ordinarias 2.37% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Fiducia Mercantil Irrevocable de Admon. Garantia y Pagos Azucarera del Valle.	800.167.598-1	1.567.887	2,76	0	0.00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Azucarera del Valle Ltda.	890.300.263-7	0	0,00	1.567.887	2,76

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Restitución

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

comunicación del accionista
resolucion de autorizacion emitida por la Superintendencia de Valores
certificado de la Camara de Comercio de Bogota
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, December 27, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 1.250.000 shares of the Corporation in favor of Banco Andino Colombia S.A. en Liquidacion.

The previous shares belonged to the Azucarera del Valle Ltda.

The above registration was made pursuant to advise letter expressing the shareholder's, the acceptance letter of Superintendencia de Valores, certificate of existence and representation issued by the Chamber of Commerce of Bogotá and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 200212-4558
Fecha : 30/12/2002 14:42
Trámite : 202
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 rc 111522

Cali, 27 de diciembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 1.250.000 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, certificado de existencia y representación legal expedido por la cámara de comercio de Palmira y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.250.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 2.20% Ordinarias 1.89% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 7.928.118.393,23)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	1.567.887	2,76	317.887	0.56	Banco Andino Colombia S.A. En Liquidación	860.003.023-3	0	0,00	1.250.000	2.20

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de dación en pago
- certificado del contador
- certificado de la Cámara de Comercio de Palmira
- titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, December 30, 2002

Luz Stella Díaz de Vega
Jefe Division Ofertas Publicas
Superintendencia de Valores
Santafe de Bogota

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud/Presentación
		Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the restitution of 1.158.213 shares of the Corporation in favor of Inversiones Industriales, Comerciales y Financieras S.A.

The previous shares belonged to the Fiduciaria de Occidente S.A. Fideicomiso de Garantía No. 4-1136 Fideicomiso Beal.

The above registration was made pursuant to advise letter expressing the shareholder's, the acceptance letter, minute of liquidation, certificate of existence and representation issued by the Superintendencia Bancaria and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Alejandro Zaccour Urdinola
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20031-105
Fecha : 07/01/2003 16:10
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 rc 111661

Cali, 30 de Diciembre de 2002

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la restitución de 1.158.213 acciones de la Corporación, a favor de Inversiones Industriales, Comerciales y Financieras S.A.

Las acciones eran de propiedad de la Fiduciaria de Occidente S.A. Fideicomiso de Garantía No. 4-1136 Fideicomiso Beal.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, el Acta de liquidación del contrato de fiducia mercantil, certificado de existencia y representación legal expedido por la Superintendencia Bancaria y el título.

Acompaño el anexo de la Circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Alejandro Zaccour Urdinola
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.158.213 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 2.04% Ordinarias 1.75% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		ciones después del traspa		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fiduciaria de Occidente S.A.	830.054.076-2	1.158.213	2,04	0	0,00	Inversiones Industriales, Comerciales	815.001.756-0	9.265	0,02	1.167.478	2,06
Fideicomiso de Garantia No.						y Financieras S.A.					
4-1136 Fideicomiso Beal											

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de contrato de fiducia mercantil

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia acta de liquidación
- certificado de la existencia y representación de la Superintendencia Bancaria
- titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: ALEJANDRO ZACCOUR URDINOLA
C.C. Ó NIT: 16.746.976

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

JUDGEMENT FROM THE CALI SUPERIOR COURT ON THE PROCEEDING AGAINST TEXTILES EL CEDRO S.A. "WINDING UP", CORPORACION FINANCIERA DEL VALLE S.A., AND ALMACENES ÉXITO S.A.

The Superior Court of Cali, on a judgement given last September 11, modified the judgement of the First Court of Cali, ordering to return the premise purchased from Textiles El Cedro by Almacenes Éxito, under the consideration that such sale was rightful and was carried out in good faith.

The same judgement ordered Corporacion Financiera del Valle S.A. to repay Textiles El Cedro's equity the amount of Col. Ps 1,943M with the applicable monetary correction on the payment date plus US$90,809, considering that the textiles company paid the Corporation the obligations that were not due.

El Tribunal Superior del Distrito Judicial de Cali, en fallo del pasado 11 de Septiembre, modificó la sentencia del Juzgado Primero Civil del Circuito de Cali en la que se ordenaba la devolución del predio adquirido por Almacenes Éxito a Textiles El Cedro, por considerar que la venta se ajustaba a derecho y fue efectuada de buena fe.

El mismo fallo ordenó a la Corporación Financiera del Valle S.A. devolver al patrimonio de Textiles El Cedro la suma de $1.943MM con su correspondiente ajuste monetario a la fecha de pago y US$90.809, por estimar que la textilera canceló obligaciones que no estaban vencidas con la Corporación.

Información eventual

Su trámite ha sido radicado con el número: **I2002090179**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
26/09/2002	16:45:43	I2002090179	TextElCedro.doc

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co

Información eventual

Nombre de entidad **CORP. FIN. DEL VALLE S.A.**

Tema Situaciones legales del emisor

Fecha de recepción : 26/09/2002

Resumen (Máx 255 caracteres)

No utilice caracteres especiales como < > << >> ' "

Sentencia del Tribunal Superior de Cali sobre demanda contra Textiles El Cedro S.A. "En Liquidación", la Corporación Financiera del Valle S.A y Almacenes Exito S.A.

nexo : Examinar...

Campos Obligatorios

Aceptar Borrar Volver Salir

superval@supervalores.gov.co

FILE No. 823437

ADR'S AND GDR'S DEPOSITARY CHANGE.

We have been advised that yesterday the Securities Exchange Commission of the United States (SEC) approved the ADR's Depositary change from Citibank to The Bank of New York.

Cambio Depositario Acciones ADR's

Hemos sido informados que el día de ayer la Securities and Exchange Commission de los Estados Unidos ("SEC") aprobó el cambio del Depositario de las Acciones ADR´s del Citibank al Banco The Nueva York.

Información eventual

Nombre de **CORP. FIN. DEL VALLE S.A.**

Tema: Situaciones legales del emisor

Fecha de recepción : 06/12/2002

Resumen (Máx 255 caracteres)

No utilice caracteres especiales como < > << >> ' "

Cambio Depositario Acciones ADR´s y GDR´s.

..exo : Examinar...

Campos Obligatorios

Aceptar | Borrar | Volver | Salir

superval@supervalores.gov.co

Información eventual

Su trámite ha sido radicado con el número: **I2002120018**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
06/12/2002	14:43:13	I2002120018	CbioDepAccADRs.doc

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co